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                                Filed by Plains Exploration & Production Company
                              Pursuant to Rule 425 of the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                       Subject Company:  Plains Exploration & Production Company
                                         Registration Statement No.:  333-103149


Plains Exploration & Production Company made the following press release on April 29, 2003:


                Plains Exploration & Production Company
 [PXP LOGO]     500 Dallas St., Suite 700
                Houston, TX  77002


                                                                    NEWS RELEASE

Contact: Joanna Pankey
         Investor Relations
         (713) 739-6700 or (800) 934-6083

FOR IMMEDIATE RELEASE

                PLAINS EXPLORATION ANNOUNCES NEW CREDIT FACILITY

Houston, Texas - April 29, 2003 - Plains Exploration & Production Company (NYSE:PXP) ("PXP" or the "Company") announces the closing of a new $500 million credit facility that will be utilized in connection with its pending acquisition of 3TEC Energy (3TEC). It is a three year revolving credit facility that will be used to refinance existing debt at both PXP and 3TEC, finance the cash portion of the purchase price of 3TEC common and preferred stock, and provide general working capital liquidity. The credit facility will become effective upon the closing of the acquisition of 3TEC by PXP. Borrowings under the credit facility are subject to a borrowing base, which was initially set at $425 million and will be redetermined semiannually. PXP expects that the initial borrowings under the credit facility will be $300-$325 million. The lenders consist of 14 U.S. and international banks and the facility was led by JP Morgan Chase, BankOne and Bank of Montreal.

"We are pleased to have the strong support of the financial community as we move forward to grow PXP into a more prominent and dynamic independent oil and gas company. This facility allows us to refinance debt at historically very attractive rates as well as provide substantial liquidity and flexibility going forward. Combined with the earlier affirmation of our credit ratings by S&P and Moodys, we are well positioned financially to execute our strategy to deliver value to our shareholders," said Steve Thorington, PXP's Executive Vice President and Chief Financial Officer.


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PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in its core areas of operation: onshore California, primarily in the Los Angeles Basin, offshore California in the Point Arguello unit and the Illinois Basin in southern Illinois. PXP is headquartered in Houston, Texas.

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among other things, the consequences of any potential change in our relationship with Plains Resources Inc., the consequences of our officers and employees providing services to both us and Plains Resources, the level and effects of our indebtedness, economic conditions, oil and gas price volatility, the success of risk management activities, uncertainties inherent in the exploration for and development and production of oil and gas and in estimating reserves, regulatory changes and other factors discussed in PXP's filings with the Securities and Exchange Commission.

                                     # # #

On February 12, 2003, PXP and 3TEC filed a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about PXP and 3TEC and the proposed transaction. The proxy statement/prospectus is expected to be sent to security holders of PXP and 3TEC on or about May 1, 2003. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained when available for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas Street, Suite 700, Houston, Texas 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained when available for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002, Attention: Investor Relations; telephone: (713) 821-7100.


PXP and 3TEC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PXP and 3TEC in connection with the merger. Information regarding the persons who may, under SEC rules, be considered to be participants in the solicitation of PXP and 3TEC's stockholders and a description of their interests in the merger is set forth in the joint proxy statement/prospectus that forms a part of the Registration Statement on Form S-4, as amended.